Exhibit 1

GENERAL WAIVER AND CONSENT

This General Waiver and Consent is made and effective as of the 6th of April, 2011 (“Effective Date”) between Idenix Pharmaceuticals, Inc., with offices at 60 Hampshire Street, Cambridge, Massachusetts 02139, USA (“Idenix US”) and Novartis Pharma AG, with offices at Forum 1, Novartis Campus, 4056 Basel, Switzerland (“Novartis”).

INTRODUCTION

A.	Idenix US, Idenix (Cayman) Limited and Novartis are parties to a Development, License and Commercialization Agreement dated as of 8 May 2003 (as amended) (“Novartis License Agreement”).

B.	Idenix US and Novartis are parties to an Amended and Restated Stockholders’ Agreement dated as of 27 July 2004 (“Stockholders’ Agreement”).

C.	Under Section 3.3 of the Stockholders’ Agreement, Novartis has the right in certain circumstances to approve the issuance of shares of capital stock of Idenix US.

D.	Under Section 4.1 of the Stockholders’ Agreement, Novartis has the right to buy its pro rata portion of the New Shares (as defined below).

E.

Idenix US and Novartis are parties to a letter from Idenix US to Novartis dated March 21, 2003 relating to Novartis’ right regarding the appointment and removal of Idenix US’ Chief Financial Officer and other matters (as amended) (the “Letter”).

F.

Idenix has filed a registration statement on Form S-3 (File No. 33- 153471) for the issuance and sale by Idenix of up to $100,000,000 of shares of Common Stock, which registration statement was declared effective on October 17, 2008 (together with any amendment thereto or any additional registration statement filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, the “ Shelf Registration Statement”).

G.

Idenix US has proposed to issue and sell in one or more public offerings pursuant to the Registration Statement up to US$59,000,000 in shares (“New Shares”) of common stock, US $0.001 par value per share, of Idenix US (“Common Stock”) at a price per share as yet to be determined (the “Financing”).

H.

The Board of Directors of Idenix US has approved, and will recommend that at its 2011 Annual Meeting of Stockholders the stockholders approve, a proposal to increase from 125,000,000 to 200,000,000 the number of shares of Common

Stock authorized for issuance (the “Share Increase”).

THE PARTIES AGREE

1.               Provided that Novartis and its Affiliates (as defined in the Novartis License Agreement) at all times during, and immediately upon expiration of, the Waiver Term (as hereinafter defined) collectively own at least thirty percent (30%) of the Voting Stock (as defined in the Stockholders’ Agreement) of Idenix US, then:

(a)	Novartis approves the Financing under Section 3.3 of the Stockholders’ Agreement;

(b)	Novartis agrees that this General Waiver and Consent fulfills the notice requirements of Sections 2.2 and 3.3 of the Stockholders’ Agreement with respect to the Financing; and

(c)

Pursuant to Sections 3.3(a) and 3.3(c) of the Stockholders’ Agreement, Novartis approves the Share Increase and any and all amendments to the Restated Certificate of Incorporation, solely to the extent necessary to effect the Share Increase.

This General Waiver and Consent applies solely with respect to the Financing and the Share Increase and does not constitute a waiver of any rights of Novartis with respect to other current or future events.  For the sake of clarity, in the event any action(s) or proposal(s) associated with the Financing would drop the Voting Stock ownership of Novartis and its Affiliates below thirty percent (30%), then Section 1 above shall not apply.  The intent is for the Financing to not drop the Voting Stock ownership of Novartis and its Affiliates below thirty percent (30%).  Furthermore, nothing contained in this General Waiver and Consent shall constitute a waiver of Novartis’ rights or Idenix’s obligations under Section 4.1 of the Stockholders’ Agreement.

2.               Idenix US and Novartis agree to amend, and Idenix US agrees to cause Idenix (Cayman) Limited, to the extent it is a party, to amend, simultaneously with execution of this General Waiver and Consent, the following agreements:

(a)	the Novartis License Agreement in accordance with Amendment No. 6 to that agreement, as set out in Exhibit A;

(b)	the Stockholders’ Agreement in accordance with Amendment No. 1 to that agreement, as set out in Exhibit B hereto; and

(c)	the Letter in accordance with Letter of Amendment, as set out in Exhibit C hereto.

This General Waiver and Consent will be effective as of the Effective Date. If the Financing is not consummated on or before 30 September 2011, Section 1 of this General Waiver and Consent will terminate and be of no further force or effect.  The period of time commencing with the Effective Date and ending on the earlier to occur of (i) consummation of the Financing or (ii) 30 September 2011 is referred to herein as the “Waiver Term”.

This General Waiver and Consent is governed by the laws of the State of New York and may be executed in one or more counterparts.

EXECUTION

Idenix US and Novartis have caused this General Waiver and Consent to be duly executed by their authorized representatives, as of the date first written above.

IDENIX PHARMACEUTICALS, INC.

By:	/s/ Maria Stahl
	Name:	Maria Stahl
	Title:	SVP and General Counsel

NOVARTIS PHARMA AG

By:	/s/ Tony Rosenberg
	Name:	Tony Rosenberg
	Title:	Head Partnering & Emerging Businesses

By:	/s/ Matt Owens
	Name:	Matt Owens
	Title:	Senior Legal Counsel